                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ------------------


                                 SCHEDULE 13D
                                (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)/1/


                                   DDi Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  233162 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                        Ann Marie Viglione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 10, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)

-------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP No. 233162 10 6                                    PAGE 2 OF 9 PAGES
------------------------                                 ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V, L.P. ("Fund V")
      EIN No.: 04-3290093
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,074,820 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,074,820 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,074,820 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP No. 233162 10 6                                    PAGE 3 OF 9 PAGES
------------------------                                 ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V-B, ("Fund V-B")
      EIN No.: 04-3290775
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,807,764 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,807,764 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,807,764 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP No. 233162 10 6                                    PAGE 4 OF 9 PAGES
------------------------                                 ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates ("BCIP")
      EIN No.: 04-3109427
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            963,854 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             963,854 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      963,854 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP No. 233162 10 6                                    PAGE 5 OF 9 PAGES
------------------------                                 ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Trust Associates ("BCIP Trust")
      EIN No.: 04-3109428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            420,239 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             420,239 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      420,239 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

Unless set forth below, all previously reported Items are unchanged.


Item 5.           INTEREST IN SECURITIES OF THE COMPANY.

  (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 5,217,515 shares and presently exercisable warrants to purchase an additional 49,162 shares for a total of 5,266,677 shares, or approximately 11.1% of the outstanding shares based on 47,622,508 shares outstanding (the "Outstanding Shares") based on representations made in the Company's Proxy Statement filed with the Commission on April 30, 2001. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group.

  (b) As of the date hereof, Fund V beneficially owns 1,074,820 shares and presently exercisable warrants to purchase an additional 11,421 shares for a total of 1,086,241 shares representing 2.3% of the Outstanding Shares. Fund V has sole voting and sole dispositive power with respect to such shares.

  As of the date hereof, Fund V-B beneficially owns 2,777,739 shares and presently exercisable warrants to purchase an additional 30,025 shares for a total of 2,807,764 shares representing 5.9% of the Outstanding Shares. Fund V-B has sole voting and sole dispositive power with respect to such shares.

  Bain Capital Partners V, L.P. ("Bain Partners V"), as the sole general partner
                                  ---------------
of Fund V and Fund V-B, may be deemed to share voting and dispositive power with respect to 3,852,559 shares and presently exercisable warrants to purchase an additional 41,446 shares for a total of 3,894,005 shares currently held by Fund V and Fund V-B, representing approximately 8.2% of the Outstanding Shares. The filing of this Statement by Bain Partners V shall not be construed as an admission that Bain Partners V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

  Bain Capital Investors V, Inc. ("Bain Investors V"), as the sole general
                                   ----------------
partner of Bain Partners V, may be deemed to share voting and dispositive power with respect to 3,852,559 shares and presently exercisable warrants to purchase an additional 41,446 shares for a total of 3,894,005 shares currently held by Fund V and Fund V-B, representing approximately 8.2% of the Outstanding Shares. The filing of this Statement by Bain Investors V shall not be construed as an admission that Bain Investors V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

                                     6 of 9

  As of the date hereof, BCIP beneficially owns 959,745 shares and presently exercisable warrants to purchase an additional 4,109 shares for a total of 963,854 shares representing 2% of the Outstanding Shares. BCIP has sole voting and sole dispositive power with respect to such shares.

  As of the date hereof, BCIP Trust beneficially owns 416,632 and presently exercisable warrants to purchase an additional 3,607 shares for a total of 420,239 shares representing .9% of the Outstanding Shares. BCIP Trust has sole voting and sole dispositive power with respect to such shares.

  As member of the Management Committee of each of BCIP and BCIP Trust, W. Mitt Romney and Joshua Bekenstein may be deemed to share voting and dispositive power with respect to the 1,376,377 shares and presently exercisable warrants to purchase an additional 7,716 shares for a total of 1,384,093 shares or 2.9% of Outstanding Shares held by BCIP and BCIP Trust. The filing of this Statement shall not be construed as an admission that W. Mitt Romney or Joshua Bekenstein is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares held by such entities.

  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the shares other than those which the Reporting Person has acquired as a result of the Merger.

  (c) After the close of business on May 10, 2001, the Reporting Persons distributed shares of the Company's Common Stock to partners. Each of Fund V and Fund V-B made a pro-rata in- kind distribution of 129,437 shares and 335,774 shares, respectively, of the Company's Common Stock to its limited partners. Additionally, each of Fund V and V-B made a pro-rata in-kind distribution of 21,678 shares and 57,729 shares, respectively, of the Company's Common Stock to its general partner, Bain Partners V, which in turn distributed the shares to its limited partners. Similarly, BCIP distributed 135,201 shares of Common Stock of the Company to its general partners and BCIP Trust distributed 58,948 shares of Common Stock of the Company to its limited partners.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

  I Joint Filing Agreement dated May 10, 2001 by and between the Reporting Persons.

                                     7 of 9

                                  SIGNATURES

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 10, 2001


                        BAIN CAPITAL FUND V, L.P.
                        BAIN CAPITAL FUND V-B, L.P.
                          By Bain Capital Partners V, L.P., its general partner By Bain Capital Investors V, Inc., its general partner


                        By  /s/ Stephen G. Pagliuca
                            ------------------------------------------------
                               Managing Director


                        BCIP ASSOCIATES
                        BCIP TRUST ASSOCIATES, L.P.


                        By  /s/ Stephen G. Pagliuca
                            -----------------------------------------------
                              Authorized Partner

                     AGREEMENT REGARDING THE JOINT FILING
                      OF AMENDMENT NO. 4 TO SCHEDULE 13D

The undersigned hereby agree as follows:

     (i)  Each of them is individually eligible to use the Amendment No. 4 to
Schedule 13D to which this Exhibit is attached, and the Amendment No. 4 to
Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Amendment No. 4 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 10, 2001

                        BAIN CAPITAL FUND V, L.P.
                        BAIN CAPITAL FUND V-B, L.P.
                          By Bain Capital Partners V, L.P., its general partner By Bain Capital Investors V, Inc., its general partner



                        By  /s/ Stephen G. Pagliuca
                            ---------------------------------
                               Managing Director


                        BCIP ASSOCIATES
                        BCIP TRUST ASSOCIATES, L.P.


                        By  /s/ Stephen G. Pagliuca
                            --------------------------------
                              Authorized Partner